Filed pursuant to Rule 253(g)(2)

File No. 024-12677

SUPPLEMENT DATED APRIL 29, 2026

TO OFFERING CIRCULAR DATED DECEMBER 19, 2025

WAHED REAL ESTATE FUND 1 LLC

27 East 28th Street, 8th Floor

New York, New York 10016

www.wahed.com/real-estate

This document supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”) dated December 19, 2025, of Wahed Real Estate Fund 1 LLC (the “Company”). Capitalized terms used but not defined herein have the meaning set forth in the Offering Circular.

The Offering Circular dated December 19, 2025, is available HERE.

The purpose of this supplement is to update the Company’s Offering Circular to reflect its recently filed annual report on Form 1-K for the year ended December 31, 2025, which can be found HERE.